SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No.1 )
                    Under the Securities Exchange Act of 1934

                            Tremor Entertainment Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   648854 10 7
                                 (CUSIP Number)

                           Martin Eric Weisberg, Esq.
                      Jenkens & Gilchrist Parker Chapin LLP
                              The Chrysler Building
                              405 Lexington Avenue
                               New York, NY 10174

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 12, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Tremor Games Inc. (f/k/a Tremor Entertainment Inc.)
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [   ]
         (b)      [ X ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)               OO
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e) [    ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                  California
--------------------------------------------------------------------------------
Number of             7.       Sole Voting Power                     -0-
Shares Bene-          --------------------------------------------------------
ficially Owned        8.       Shared Voting Power                   -0-
By Each               --------------------------------------------------------
Reporting             9.       Sole Dispositive Power                -0-
Person With           --------------------------------------------------------
                      10.      Shared Dispositive Power              -0-
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         -0-
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [  ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         0%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)
         CO
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Steven Oshinsky
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [   ]
         (b)      [ X ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)   OO
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e) [    ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization       United States of America
--------------------------------------------------------------------------------
                      7.       Sole Voting Power                        -0-
Number of             ----------------------------------------------------------
Shares Bene-
ficially Owned        8.       Shared Voting Power             -10,715,111-
By Each               ----------------------------------------------------------
Reporting             9.       Sole Dispositive Power                   -0-
Person With           ----------------------------------------------------------
                      10.      Shared Dispositive Power        -10,715,111-
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

     -10,715,111- (Mr. Oshinsky may be deemed to be the beneficial owner of the shares and to have shared dispositive power and voting power over the shares by virtue of being (i) the General Manager of RAM Capital Management Trust ("RAMCM"), which owns 10,515,111 shares and is a majority shareholder and controlling person of Tremor Entertainment Inc. f/k/a New Systems, Inc. ("Tremor Entertainment"); and (ii) the General Manager of Harmony Investment Trust ("Harmony"), which owns 200,000 shares of Tremor Entertainment. The number of shares beneficially owned by Mr. Oshinsky represents (x) those shares of common stock of Tremor Games Inc. f/k/a Tremor Entertainment Inc. ("Tremor Games") issued to RAMCM and Harmony, which were exchanged for shares of common stock of Tremor Entertainment by operation of the merger of Tremor Entertainment Inc. and New Systems, Inc., as reported by Issuer in its Report filed with the SEC on Form 8-K (Item 2) for the event dated December 12, 2001 (the "Merger"); and (y) those warrants to purchase shares of common stock that were issued to RAMCM by Tremor Games and were assumed by Tremor Entertainment in the Merger.
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [ ]
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)
         64.7%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)
         IN
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Karl Flowers
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [   ]
         (b)      [ X ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)   OO
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e) [    ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization       United States of America
--------------------------------------------------------------------------------
                      7.       Sole Voting Power                 -646,166-
Number of             ----------------------------------------------------------
Shares Bene-
ficially Owned        8.       Shared Voting Power                     -0-
By Each               ----------------------------------------------------------
Reporting             9.       Sole Dispositive Power            -646,166-
Person With           ----------------------------------------------------------
                      10.      Shared Dispositive Power                -0-
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

     -646,166- (The number of shares beneficially owned by Mr. Flowers represents (i) those shares of common stock of Tremor Games Inc. f/k/a Tremor Entertainment Inc. ("Tremor Games") owned by Mr. Flowers, which were exchanged for shares of common stock of Tremor Entertainment Inc. f/k/a New Systems, Inc. ("Tremor Entertainment") by operation of the merger of Tremor Entertainment Inc. and New Systems as reported by Issuer in its Report filed with the SEC on Form 8-K (Item 2) for the event dated December 12, 2001 (the "Merger"); and (ii) those options and warrants to purchase shares of common stock, which were issued to Mr. Flowers by Tremor Games, and that were assumed by Tremor Entertainment in the Merger.)
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [ ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         3.89%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)
         IN
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Martin Eric Weisberg
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [   ]
         (b)      [ X ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)   OO
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e) [    ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization       United States of America
--------------------------------------------------------------------------------
                      7.       Sole Voting Power                 -216,666-
Number of             ----------------------------------------------------------
Shares Bene-
ficially Owned        8.       Shared Voting Power                     -0-
By Each               ----------------------------------------------------------
Reporting             9.       Sole Dispositive Power            -216,666-
Person With           ----------------------------------------------------------
                      10.      Shared Dispositive Power                -0-
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

     -216,666- (The number of shares beneficially owned by Mr. Weisberg represents the options and the warrant to purchase shares of common stock, which were issued to Mr. Weisberg by Tremor Games Inc. f/k/a Tremor Entertainment Inc. ("Tremor Games"), and that were assumed by Tremor Entertainment Inc. f/k/a New Systems Inc. in the merger as reported by Issuer in its Report filed with the SEC on Form 8-K (Item 2) for the event dated December 12, 2001.
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [ ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         1.3%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)
         IN
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         RAM Capital Management Trust
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [   ]
         (b)      [ X ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)   WC and OO
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e) [    ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization       United States of America
--------------------------------------------------------------------------------
                      7.       Sole Voting Power                       -0-
Number of             ----------------------------------------------------------
Shares Bene-
ficially Owned        8.       Shared Voting Power            -10,515,111-
By Each               ----------------------------------------------------------
Reporting             9.       Sole Dispositive Power                  -0-
Person With           ----------------------------------------------------------
                      10.      Shared Dispositive Power       -10,515,111-
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

     -10,515,111- (The number of shares beneficially owned by RAM Capital Management Trust ("RAMCM") represents (i) those shares of common stock of Tremor Games Inc. f/k/a Tremor Entertainment Inc. ("Tremor Games") issued to RAMCM, which were exchanged for shares of common stock of Tremor Entertainment f/k/a New Systems, Inc. ("Tremor Entertainment") by operation of the merger of Tremor Entertainment Inc. and New Systems, Inc. as reported by Issuer in its Report filed with the SEC on Form 8-K (Item 2) for the event dated December 12, 2001 (the "Merger"); and (ii) those warrants to purchase shares of common stock that were issued to RAMCM by Tremor Games and were assumed by Tremor Entertainment in the Merger.
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [ ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         63.5%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)
         OO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the decrease in the percentage of shares of common stock, par value $.001 per share (the "Common Stock"), of Tremor Entertainment Inc. f/k/a New Systems, Inc. (the "Company"), beneficially owned by the individual or entity described in Item 2 as a result of the surrender for cancellation of 1,800,000 shares of Common Stock of the Company (the "Shares") previously acquired and disclosed in the initial Schedule 13D filed with the Securities and Exchange Commission on behalf of such individual or entity on August 3, 2001. The address of the Company's principal executive offices is 2621 West Empire Avenue, Burbank, CA 91504.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) This Schedule 13D is being filed by Tremor Games Inc. f/k/a Tremor Entertainment Inc. ("Tremor Games").

     (b) Tremor Games' principal office and principal business address is 2621 West Empire Avenue, Burbank, CA 91504.

     (c) Tremor Games is principally engaged in the business of developing interactive entertainment software for popular video game consoles.

     (d) Since its inception in August 1998, Tremor Games has not been convicted in a criminal proceeding.

     (e) Since its inception in August 1998, Tremor Games has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Tremor Games is a California corporation.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not Applicable


ITEM 4.     PURPOSE OF TRANSACTION

     Not Applicable

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

     (a) Tremor Games is no longer a beneficial owner of the Shares.

     (b) Not Applicable.

     (c) Tremor Games has not effected any transactions in the Common Stock of the Company during the past 60 days.

     (d) Not Applicable.

     (e) On December 12, 2001, Tremor Games ceased to be the beneficial owner of more than five percent (5%) of the Common Stock of the Company

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than as set forth in the initial Schedule 13D filed on August 3, 2001 on behalf of Tremor Games, to the knowledge of Tremor Games, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Tremor Games and any other person named in Item 2 of this Schedule 13D with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

     Not Applicable

ITEM 1.   SECURITY AND ISSUER

     This statement relates to the decrease in the percentage of shares of common stock, par value $.001 per share (the "Common Stock"), of Tremor Entertainment Inc. f/k/a New Systems, Inc. (the "Company"), beneficially owned by the individual or entity described in Item 2 as a result of the surrender for cancellation of 1,800,000 shares of Common Stock of the Company (the "Shares") previously acquired and disclosed in the initial Schedule 13D filed with the Securities and Exchange Commission on behalf of such individual or entity on August 3, 2001. The address of the Company's principal executive offices is 2621 West Empire Avenue, Burbank, CA 91504.

ITEM 2.    IDENTITY AND BACKGROUND

     (a) This Schedule 13D is being filed by Steven Oshinsky.

     (b) Mr. Oshinsky's address is c/o Tremor Games Inc., 2621 West Empire Avenue, Burbank, CA 91504 ("Tremor Games")

     (c) Mr. Oshinsky is Chief Executive Officer of Tremor Games. Tremor Games is principally engaged in the business of developing interactive entertainment software for popular video game consoles. Tremor Games' address is 2621 West Empire Avenue, Burbank, CA 91504.

     (d) During the last five years, Mr. Oshinsky has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Oshinsky has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Oshinsky is a citizen of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not Applicable

ITEM 4.    PURPOSE OF TRANSACTION

     Not Applicable

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Mr. Oshinsky is no longer a beneficial owner of the Shares. Mr. Oshinsky may be deemed to be the beneficial owner of 10,454,000 shares of Common Stock and warrants/options currently exercisable to purchase 261,111 shares of Common Stock and to have shared dispositive power over these shares by virtue of being (i) the General Manager of RAM Capital Management Trust ("RAMCM"), which owns 10,254,000 shares of Common Stock and warrants/options currently exercisable to purchase 261,111 shares of Common Stock is a majority shareholder and controlling person of the Company; and (ii) the General Manager of Harmony Investments ("Harmony") which owns 200,000 shares of Common Stock. The 10,715,111 shares of Common Stock represents 64.7% of the Common Stock of the Company outstanding.

     (b) Mr. Oshinsky may be deemed to have shared dispositive power and voting power over the 10,715,111 shares of Common Stock by virtue of being the General Manager of RAMCM and Harmony.

     (c) Mr. Oshinsky has not effected any transactions in the Common Stock during the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 10,715,111 shares of the Company.

     (e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     On August 21, 2001, New Systems, Inc., Tremor Entertainment Inc., and New Tremor Acquisition Corp. entered into an Agreement and Plan of Merger, pursuant to which New Tremor Acquisition Corp., a wholly-owned subsidiary of New Systems, merged with and into Tremor Entertainment Inc., which continued as the surviving corporation and wholly-owned subsidiary of New Systems. Mr. Oshinsky is the General Manager of RAM Capital Management Trust ("RAMCM") and as such is deemed to be the majority shareholder and the controlling person of the Company by reason of the exchange of shares of common stock of Tremor Entertainment owned by RAMCM with shares of Common Stock of the Company pursuant to the merger.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Not Applicable

ITEM 1.   SECURITY AND ISSUER

     This statement relates to the decrease in the percentage of shares of common stock, par value $.001 per share (the "Common Stock"), of Tremor Entertainment Inc. f/k/a New Systems, Inc. (the "Company"), beneficially owned by the individual or entity described in Item 2 as a result of the surrender for cancellation of 1,800,000 shares of Common Stock of the Company (the "Shares") previously acquired and disclosed in the initial Schedule 13D filed with the Securities and Exchange Commission on behalf of such individual or entity on August 3, 2001. The address of the Company's principal executive offices is 2621 West Empire Avenue, Burbank, CA 91504.

ITEM 2.    IDENTITY AND BACKGROUND

     (a) This Schedule 13D is being filed by Karl Flowers.

     (b) Mr. Flowers's address is c/o Tremor Games Inc., 2621 West Empire Avenue, Burbank, CA 91504 ("Tremor Games").

     (c) Mr. Flowers is a director of Tremor Games. Tremor Games is principally engaged in the business of developing interactive entertainment software for popular video game consoles. Tremor Games' address is 2621 West Empire Avenue, Burbank, CA 91504.

     (d) During the last five years, Mr. Flowers has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Flowers has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Flowers is a citizen of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not Applicable

ITEM 4.    PURPOSE OF TRANSACTION

     Not Applicable

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Mr. Flowers was not a beneficial owner of the Shares. Mr. Flowers beneficially owns 476,166 shares of Common Stock and warrants/options currently exercisable to purchase 170,166 shares of Common Stock by operation of the merger of the Company and New Systems, Inc. The 646,166 shares represents 3.89% of the shares of Common Stock of the Company outstanding.

     (b) Mr. Flowers has sole dispositive and voting power over the 646,166 shares of Common Stock.

     (c) Mr. Flowers has not effected any transactions in the Common Stock during the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 646,166 shares of Common Stock.

     (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     On August 21, 2001, New Systems, Inc., Tremor Entertainment Inc., and New Tremor Acquisition Corp. entered into an Agreement and Plan of Merger, pursuant to which New Tremor Acquisition Corp., a wholly-owned subsidiary of New Systems, merged with and into Tremor Entertainment Inc., which continued as the surviving corporation and wholly-owned subsidiary of New Systems. Mr. Flowers, as a director of Tremor Entertainment, approved the execution and delivery of the Agreement and Plan of Merger on behalf of Tremor Entertainment and pursuant to the merger became a stockholder of the Company by reason of the exchange of shares of common stock of Tremor Entertainment owned by him for shares of Common Stock of the Company and the assumption by the Company, of the options and warrants issued to Mr. Flowers to purchase shares of common stock of Tremor Entertainment Inc.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Not Applicable

ITEM 1.   SECURITY AND ISSUER

     This statement relates to the decrease in the percentage of shares of common stock, par value $.001 per share (the "Common Stock"), of Tremor Entertainment Inc. f/k/a New Systems, Inc. (the "Company"), beneficially owned by the individual or entity described in Item 2 as a result of the surrender for cancellation of 1,800,000 shares of Common Stock of the Company (the "Shares") previously acquired and disclosed in the initial Schedule 13D filed with the Securities and Exchange Commission on behalf of such individual or entity on August 3, 2001. The address of the Company's principal executive offices is 2621 West Empire Avenue, Burbank, CA 91504.

ITEM 2.    IDENTITY AND BACKGROUND

     (a) This Schedule 13D is being filed by Martin Eric Weisberg.

     (b) Mr. Weisberg's address is c/o Jenkens & Gilchrist Parker Chapin LLP, The Chrysler Building, 405 Lexington Avenue, New York, NY 10174.

     (c) Mr. Weisberg is a director of Tremor Games. Tremor Games is principally engaged in the business of developing interactive entertainment software for popular video game consoles. Tremor's address is 2521 West Empire Avenue, Burbank, CA 91504.

     (d) During the last five years, Mr. Weisberg has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Weisberg has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Weisberg is a citizen of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not Applicable

ITEM 4.    PURPOSE OF TRANSACTION

     Not Applicable

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Mr. Weisberg was not a beneficial owner of the Shares. Mr. Weisberg beneficially owns warrants/options currently exercisable to purchase 216,666 shares of Common Stock by operation of the merger of the Company and New Systems, Inc. The 216,666 shares of Common Stock represents 1.3% of the shares of Common Stock of the Company outstanding.

     (b) Mr. Weisberg has sole dispositive and voting power over the 646,166 shares of Common Stock.

     (c) Mr. Weisberg has not effected any transactions in the Common Stock of the Company during the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 646,166 shares of Common Stock.

     (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     On August 21, 2001, New Systems, Inc., Tremor Entertainment Inc., and New Tremor Acquisition Corp. entered into an Agreement and Plan of Merger, pursuant to which New Tremor Acquisition Corp., a wholly-owned subsidiary of New Systems, merged with and into Tremor Entertainment Inc., which continued as the surviving corporation and wholly-owned subsidiary of New Systems. Mr. Weisberg, as a director of Tremor Entertainment, approved the execution and delivery of the Agreement and Plan of Merger on behalf of Tremor Entertainment and pursuant to the merger became a stockholder of the Company by reason of the assumption by the Company, of the options and warrants issued to Mr. Weisberg to purchase shares of common stock of Tremor Entertainment Inc.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Not Applicable

ITEM 1.   SECURITY AND ISSUER

     This statement relates to the decrease in the percentage of shares of common stock, par value $.001 per share (the "Common Stock"), of Tremor Entertainment Inc. f/k/a New Systems, Inc. (the "Company"), beneficially owned by the individual or entity described in Item 2 as a result of the surrender for cancellation of 1,800,000 shares of Common Stock of the Company (the "Shares") previously acquired and disclosed in the initial Schedule 13D filed with the Securities and Exchange Commission on behalf of such individual or entity on August 3, 2001. The address of the Company's principal executive offices is 2621 West Empire Avenue, Burbank, CA 91504.

ITEM 2.    IDENTITY AND BACKGROUND

     (a) This Schedule 13D is being filed by RAM Capital Management Trust ("RAMCM").

     (b) RAMCM's principal office and principal business address 3040 East Commercial Boulevard, Fort Lauderdale, FL 33308.

     (c) RAMCM is the majority shareholder and control person of the Company. RAMCM is principally engaged in the business of private and corporate finance.

     (d) Since its inception in June 24, 1998, RAMCM has not been convicted in a criminal proceeding.

     (e) Since its inception in June 24, 1998, RAMCM has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) RAMCM is a Massachusetts Business Trust.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not Applicable

ITEM 4.    PURPOSE OF TRANSACTION

     Not Applicable

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) RAMCM is no longer a beneficial owner of the Shares. RAMCM, by virtue of being a majority shareholder and controlling person of the Company, may be deemed to be a beneficial owner of 10,254,111 shares of Common Stock and warrants/options currently exercisable to purchase 261,111 shares of Common Stock. The 10,515,111 shares of Common Stock represents 63.5% of the Common Stock of the Company outstanding.

     (b) RAMCM, by virtue of being the majority shareholder and controlling person of Tremor, may be deemed to have shared dispositive power and voting power over the 10,515,111 shares of Common Stock.

     (c) RAMCM has not effected any transactions in the Common Stock of the Company during the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 646,166 shares of Common Stock.

     (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     On August 21, 2001, New Systems, Inc., Tremor Entertainment Inc., and New Tremor Acquisition Corp. entered into an Agreement and Plan of Merger, pursuant to which New Tremor Acquisition Corp., a wholly-owned subsidiary of New Systems, merged with and into Tremor Entertainment Inc., which continued as the surviving corporation and wholly-owned subsidiary of New Systems. RAMCM is a majority shareholder and the controlling person of the Company pursuant to the merger by reason of the exchange of shares of common stock of Tremor Entertainment owned by RAMCM with shares of Common Stock of the Company and the assumption by the Company of the warrants and options issued to RAMCM by Tremor Entertainment.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Not Applicable

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to the undersigned, is true, complete and correct.


Dated:  December 26, 2001


                                       TREMOR ENTERTAINMENT INC.


                                       By:  /s/ Steven Oshinsky
                                            Name:  Steven Oshinsky
                                            Title: President and Chief Executive
                                                   Officer

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to the undersigned, is true, complete and correct.


Dated:  December 26, 2001


                                              /s/ Steven Oshinsky
                                              Steven Oshinsky

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to the undersigned, is true, complete and correct.


Dated:  December 26, 2001


                                             /s/ Karl Flowers
                                             Karl Flowers

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to the undersigned, is true, complete and correct.


Dated:  December 26, 2001



                                              /s/ Martin Eric Weisberg
                                              Martin Eric Weisberg

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to the undersigned, is true, complete and correct.


Dated:  December 26, 2001


                                      RAM CAPITAL MANAGEMENT TRUST


                                       By:  /s/ Steven Oshinsky
                                            -----------------------------------
                                            Name:  Steven Oshinsky
                                            Title: General Manager